1221 PEACHTREE STREET, N.E.  •  SUITE 400  •  ATLANTA, GEORGIA 30361

TELEPHONE: +1.404.521.3939  •  FACSIMILE: +1.404.581.8330

July 12, 2023

Via EDGAR

Ms. Rucha Pandit

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Guardian Pharmacy Services, Inc.

Amendment No. 4 to Draft Registration Statement on Form S-1

Submitted May 12, 2023

CIK 0001802255

Dear Ms. Pandit:

On behalf of our client, Guardian Pharmacy Services, Inc. (the “Company”), this letter responds to comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated June 9, 2023 (the “Comment Letter”) in regard to the above-referenced Amendment No. 4 to the Draft Registration Statement on Form S-1 (“Amendment No. 4”). In conjunction with this letter, the Company is confidentially submitting via EDGAR Amendment No. 5 to the Draft Registration Statement on Form S-1 (“Amendment No. 5”). The changes reflected in Amendment No. 5 include those made in response to the Staff’s comments and other changes intended to update, clarify and render more complete the information set forth therein. All defined terms in this letter have the same meaning as in Amendment No. 5, unless otherwise indicated.

The Company’s responses to the comments presented in the Comment Letter are set forth below. The text of the applicable comment precedes each of the Company’s responses.

ALKHOBAR • AMSTERDAM • ATLANTA • BEIJING • BOSTON • BRISBANE • BRUSSELS • CHICAGO • CLEVELAND • COLUMBUS • DALLAS

DETROIT • DUBAI • DÜSSELDORF • FRANKFURT • HONG KONG • HOUSTON • IRVINE • LONDON • LOS ANGELES • MADRID • MELBOURNE

MEXICO CITY • MIAMI • MILAN • MINNEAPOLIS • MOSCOW • MUNICH • NEW YORK • PARIS • PERTH • PITTSBURGH • RIYADH

SAN DIEGO • SAN FRANCISCO • SÃO PAULO • SHANGHAI • SILICON VALLEY • SINGAPORE • SYDNEY • TAIPEI • TOKYO • WASHINGTON

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 12, 2023

Amendment No. 4 to Draft Registration Statement on Form S-1

Cover Page

1.

We note your intention to apply for the listing of your Class A common stock on the NYSE. Please revise your disclosure here to clearly state whether the offering is contingent upon the listing of your Class A common stock on the NYSE.

Response: The Company respectfully advises the Staff that the Company does not intend to commence its roadshow for the offering until NYSE listing approval has been received. Upon receipt of such approval, the Company intends to revise the relevant disclosure to be included in the Company’s preliminary prospectus and final prospectus to state that the Company’s Class A common stock has been approved for listing on the NYSE.

Guardian Compass Examples, page 6

2.

It appears that you present an example taken from an individual Guardian pharmacy or facility, however, it is unclear how you selected the one example and why presenting the information on a singular basis, as opposed to presenting the information based upon Company Average, is meaningful to investors. Please revise to clarify. Further, it is unclear why you present different timeframes for each example; please revise to present a consistent timeframe for each example for ease of comparability. This comment also applies to your GuardianShield examples.

Response: The Guardian Compass and GuardianShield Examples included in Amendment No. 4 were intended to illustrate to investors the types of insights and metrics produced by these platforms and the Company’s data warehouse, which in turn are analyzed by the Company’s team members to enhance efficiencies for the Company’s individual pharmacies. In response to the Staff’s comment and with a view to providing clearer, more meaningful disclosure, the Company has revised the disclosure on page 6 to remove the Guardian Compass examples, which were based on one of the Company’s individual pharmacies, and clarified that the GuardianShield examples are for the quarter ended March 31, 2023 on a Company-wide basis. The Company respectfully advises the Staff that the existing narrative disclosure has been retained on page 5 to explain the utility of the Guardian Compass platform.

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 12, 2023

Risk Factors

Our operating results may suffer if we fail to maintain certain relationships . . ., page 25

3.	Enhance this risk factor to elaborate upon the length and termination provisions contained in the contracts you enter into with the LTCFs you serve.

Response: In response to the Staff’s comment, the Company has revised this risk factor to elaborate upon the general length and termination provisions contained in such contracts. The Company respectfully advises the Staff that existing disclosure addressing these matters is also included on page 86 under the subheading “Customer Relationships.”

Increased labor costs, labor shortages or labor disruptions could reduce our profitability…, page 29

4.

We note your disclosure that ongoing labor shortages have increased your labor costs. To the extent material, please quantify the impact of increased labor costs on your business and explain whether any mitigation efforts introduce new material risks.

Response: The impact of labor shortages and the increase of labor costs to the Company to date have not been material. However, the Company expects that as it rebounds from these labor shortages, the Company will also experience corresponding increases to its labor costs due to increased staffing levels and the higher wages being paid to its employees, which could reduce the Company’s profitability and gross margins. The Company has revised its disclosure on page 28 to address these risks. To the extent that any other material risk is identified, the Company undertakes to provide appropriate risk factor disclosure regarding the same.

Cybersecurity attacks or other data security incidents could disrupt our operations . . ., page 33

5.

We note your representation that you “have been . . . subject to various cyber or ransomware attacks, or data breaches.” To the extent you have previously experienced material cybersecurity incidents, please revise your disclosure here to provide enough information about the previous incidents so that investors can appreciate the broader discussion of cybersecurity risks.

Response: One of the Company’s individual pharmacies was the subject of a ransomware attack in 2020, but such attack did not have a material impact to the Company’s business as a whole. In response to the Staff’s comment, the Company has revised its disclosure on pages 32-33 to clarify more explicitly that it has been subject to an immaterial ransomware attack.

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 12, 2023

We rely on a single logistics provider for warehouse and distribution services to our pharmacies . . ., page 34

6.

We note that you rely on a single logistics provider for the efficient and cost-effective delivery of products to your pharmacies. To the extent your business is materially dependent on this relationship, please revise the disclosure here to include the material terms of any arrangements or agreements with the logistics provider.

Response: The Company does not rely on a single logistics provider for the delivery of products to all of its pharmacies. Rather, the Company utilizes the services of a single logistics provider to distribute only those products warehoused at that third-party logistics provider’s warehouse in Vonore, Tennessee, which constitute approximately only 20% of the Company’s products dispensed and for which the Company’s management believes there are readily available alternative logistics providers and related warehouses. The remaining approximately 80% of the Company’s products dispensed are sourced through several wholesalers, and accordingly, the Company’s business is not materially dependent on the relationship with the third-party logistics provider. In response to the Staff’s comment, and with a view to providing clearer disclosure, the Company has revised its disclosure on page 34 to clarify the foregoing.

Corporate Reorganization, page 46

7.	When known, revise your organizational chart to depict the percentage ownership held by each of your Class A and Class B Stockholders.

Response: The Company advises the Staff that when known, the organizational chart on page 47 will be revised to specify the percentage ownership held by the Company’s Class A and Class B stockholders, respectively, giving effect to the Corporate Reorganization and the offering.

Use of Proceeds, page 49

8.

We note your representation here that you may use the proceeds from the offering to pay off indebtedness. To the extent that a material part of the proceeds will be used to discharge indebtedness, please set forth the interest rate and maturity of such indebtedness. Refer to Instruction 4 to Item 504 of Regulation S-K.

Response: The Company does not currently have any intention to pay off any indebtedness with the proceeds from the offering. In response to the Staff’s comment, the Company has revised the disclosure on page 49 to remove the reference to the repayment of outstanding indebtedness.

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 12, 2023

Business

Overview, page 68

9.

You state that more than two-thirds of your revenue for each of the past 3 years has been generated from residents of LTCFs, specifically ALFs and BHFs. Revise to state the source of your remaining revenues, which we presume to be SNFs.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 1, page 55 and page 68 to state that its remaining revenues are generated primarily from residents of SNFs.

Servicing New Areas of Care, page 87

10.	Please expand your disclosure to provide enough information so that investors can appreciate the size and scope of the company’s test initiatives.

Response: The Company’s test initiatives in the home health, PACE and hospice end markets are in the nascent stages and have generated only immaterial revenues to date. In response to the Staff’s comment, the Company has revised its disclosure on pages 85-86 to provide this information and to clarify the current situation.

Intellectual Property, page 99

11.	We note your disclosure that you use a number of trademarks and service marks. Please disclose the duration of your registered trademarks. Refer to Item 101(h)(4)(vii) of Regulation S-K.

Response: The Company advises the Staff that the Company’s trademarks are perpetual in duration. In response to the Staff’s comment, the Company has revised its disclosure on page 98 to provide this information.

Management

Role of the Board in Risk Oversight, page 108

12.

We note your representation on page 33 that in the ordinary course of business, you “process, store and transmit data, which may include sensitive personal information as well as proprietary or confidential information relating to [y]our business or third parties.” We also note your representation on page 32 that you “rely on computer and software systems owned and operated by third parties and which [you] do not control.” To the extent cybersecurity risks are material to your business, please disclose the nature of the board’s role in overseeing the company’s cybersecurity risk management, including in connection with the company’s third-party systems providers.

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 12, 2023

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 105-106 and pages 107-108 to disclose the nature of the board’s role in overseeing the Company’s cybersecurity risk management, which oversight function is included in the responsibilities of the audit committee of the board of directors.

General

13.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Response: The Company acknowledges the Staff’s comment and advises the Staff that neither the Company nor anyone authorized by the Company has presented any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act. To the extent that any such written communications are presented to potential investors, the Company undertakes to supplementally provide copies to the Staff.

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U.S. Securities and Exchange Commission

Division of Corporation Finance

July 12, 2023

If you have any questions regarding the foregoing, please do not hesitate to contact me at 404.581.8573, or by email at mlhanson@jonesday.com.

Very truly yours,

/s/ Mark L. Hanson, Esq.

cc:	David Morris, Chief Financial Officer, Guardian Pharmacy Services, Inc.

Anna T. Pinedo, Esq., Mayer Brown LLP

Justin W. McKithen, Esq., Jones Day